UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 22)
GENZYME CORPORATION
(Name of Subject Company)
GENZYME CORPORATION
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
372917104
(CUSIP Number of Common Stock)
Peter Wirth
Executive Vice President
Genzyme Corporation
500 Kendall Street
Cambridge, Massachusetts 02142
(617) 252-7500
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
With copies to:

Paul M. Kinsella	Andrew R. Brownstein
Ropes & Gray LLP	Wachtell, Lipton, Rosen & Katz
Prudential Tower	51 West 52nd St
800 Boylston Street	New York, New York 10019
Boston, Massachusetts 02199	(212) 403-1000
(617) 951-7000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 22 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Genzyme Corporation, a Massachusetts corporation (the “Company” or “Genzyme”), with the Securities and Exchange Commission (the “SEC”) on October 7, 2010 (as previously amended, the “Schedule 14D-9”), relating to the unsolicited tender offer by GC Merger Corp., a Massachusetts corporation (“Offeror”) and wholly-owned subsidiary of Sanofi-Aventis, a French société anonyme (“Sanofi”), to purchase all of the outstanding shares of the Company’s common stock, par value $.01 per share (the “Shares”), at a purchase price of $69.00 per Share (the “Offer Price”), net to the selling shareholders in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 4, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the “Offer”), included as Exhibits (a)(1)(A) and (a)(1)(B) to the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Sanofi and Offeror with the SEC on October 4, 2010.
On February 16, 2011, the Company entered into an Agreement and Plan of Merger with Offeror and Sanofi (the “Merger Agreement”), pursuant to which Offeror is obligated to amend the Offer to (a) increase the Offer Price to (i) $74.00 per Share (“Cash Consideration”), net to the selling shareholders in cash, without interest thereon and less any required withholding taxes, plus (ii) one contingent value right (a “CVR”; such CVR plus Cash Consideration, the “Revised Offer Price”) to be issued by Sanofi subject to and in accordance with a Contingent Value Rights Agreement (the “CVR Agreement”) and (b) change other terms and conditions of the Offer (clauses (a) and (b) together, the “Revised Offer”). See Item 3 — “Past Contacts, Transactions, Negotiations and Agreements” for further information regarding the Merger Agreement.
Offeror has not yet amended the Offer, but pursuant to the terms of the Merger Agreement, Offeror is obligated to do so on or before March 9, 2011 by filing with the SEC an amendment to the Schedule TO (and related materials) reflecting the terms of the Revised Offer. The Company expects to amend this Schedule 14D-9 on the same date to reflect the terms of the Revised Offer and provide the recommendation of the Company Board with respect to the Revised Offer. The amended Schedule TO (and related materials) and the amended Schedule 14D-9, as they may be further amended and supplemented, will contain important information that should be read carefully and considered before any decision is made with respect to the Revised Offer.

Item 9.	Exhibits.
Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description
(a)(41)	Excerpt of Transcript of Investor Presentation by Sanofi and Genzyme on February 16, 2011.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2011	GENZYME CORPORATION
	By:	/s/ Thomas J. DesRosier
		Name:	Thomas J. DesRosier
		Title:	Senior Vice President, General Counsel and Chief Legal Officer